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                              October 24, 2022

       Qing Pan
       Chief Financial Officer
       Noah Holdings Limited
       Building 2, 1687 Changyang Road
       Shanghai 200090
       People   s Republic of China

                                                        Re: Noah Holdings
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 6, 2022
                                                            File No. 001-34936

       Dear Qing Pan:

              We have reviewed your September 28, 2022 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

               Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Form 20-F for the fiscal year ended December 31, 2021 filed April 6,
2022

       Financial Information Related to the VIEs, page 10

   1. We note your response to comment 3 and reissue the comment in part. With regard to disclosure regarding
dividends or distributions that have been made by a subsidiary or consolidated VIE to the
holding company, please revise to identify which entity or entities made such transfer(s),
and the tax consequences to all entities involved in such transfer(s).
 Qing Pan
FirstName LastNameQing
Noah Holdings  Limited Pan
Comapany
October 24,NameNoah
            2022      Holdings Limited
October
Page 2 24, 2022 Page 2
FirstName LastName
       Please contact Christopher Wall at 202-551-4162 or David Gessert at 202-551-2326 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance